Exhibit (a)(1)(G)

Notice to Eligible Optionees Regarding Expiration of Offer Period

To:	Eligible Optionees
From:	NightHawk Radiology Holdings, Inc.
Date:	April 14, 2009
Subject:	Expiration of Offer to Exchange

As of 9:00 p.m. on Tuesday, April 14, 2009, we closed our offer to exchange certain outstanding options for restricted stock units or, under certain circumstances, cash (the “Offer”). If you properly elected to participate in the Offer with respect to some or all of your options that were eligible to exchange and did so before the deadline, those options have been accepted for participation in the Offer. Such options have been cancelled, and you no longer have any rights with respect to those options. You have been granted restricted stock units or, if applicable, cash in exchange for the cancelled options, in accordance with the terms and conditions of the Offer.

As described in the Offer documents and in accordance with the Company’s customary procedures, you will receive restricted stock unit agreement(s) through your account with E*trade for the restricted stock units that have been granted to you. If you are eligible to receive cash in exchange for your properly tendered and cancelled options, you will receive payment (less applicable withholding) during the company’s next payroll cycle.

If you have any questions, please contact the Stock Plan Administrator at optionexchange@nighthawkrad.net or (208) 415-0558 or Paul Cartee, Senior Vice President and General Counsel of the Company, at pcartee@nighhawkrad.net or (208) 292-2258.